UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2009
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A     .

2009 First Half Preliminary Operating Results
1. Operating results of KB Financial Group (consolidated)
2. Operating results of Kookmin Bank (non-consolidated)
SIGNATURES

2009 First Half Preliminary Operating Results
On July 30, 2009, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first half of fiscal year 2009. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfng.com).
The preliminary figures for the first half of the fiscal year 2009 presented herein are currently being reviewed by our independent auditor and are subject to change.
1. Operating results of KB Financial Group (consolidated)

				% Change Increase
				(Decrease)
(Won in millions, %)		2Q 2009	1Q 2009	(Q to Q)

Operating Revenue	Specified Quarter	6,632,347	12,000,736	(44.7)

	Cumulative	17,843,411	12,000,736	—

Operating Income	Specified Quarter	14,416	420,896	(96.6)

	Cumulative	435,312	420,896	—

Income before Income Taxes	Specified Quarter	23,385	331,956	(93.0)

	Cumulative	355,341	331,956	—

Net Income **	Specified Quarter	109,933	238,331	(53.9)

	Cumulative	348,264	238,331	—

*	KB Financial Group was established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Korean law.

**	Represents net income for controlling company interests.

2. Operating results of Kookmin Bank (non-consolidated)

				% Change		% Change
				Increase		Increase
				(Decrease)		(Decrease)
(Won in millions, %)		2Q 2009	1Q 2009	(Q to Q)	2Q 2008	(Y to Y)

Operating Revenue	Specified Quarter	6,924,092	11,518,912	(39.9)	7,279,307	(4.9)

	Cumulative	16,973,304	11,518,912	—	15,383,836	10.3

Operating Income	Specified Quarter	84,936	337,199	(74.8)	843,020	(89.9)

	Cumulative	422,135	337,199	—	1,682,252	(74.9)

Income before Income Taxes	Specified Quarter	161,410	241,255	(33.1)	899,255	(82.1)

	Cumulative	402,665	241,255	—	1,768,978	(77.2)

Net Income	Specified Quarter	227,701	159,140	43.1	644,350	(64.7)

	Cumulative	386,841	159,140	—	1,275,853	(69.7)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc. (Registrant)
Date: July 30, 2009	By:	/s/ Kap Shin
(Signature)
		Name:	Kap Shin
		Title:	Deputy President & CFO